Exhibit 99.1

TORM plc to announce the full-year 2020 results

TORM plc (“TORM” or the “Company”) (ticker: TRMD A on Nasdaq in Copenhagen and TRMD on Nasdaq in New York) will release its financial results for 2020 on Monday, 1 March 2021.
The Company’s results will be presented at a conference call at 9:00 am Eastern Time / 3:00 pm Central European Time. If you wish to participate in the call, please dial +45 3272 0417 (or +1 (646) 741 3167 for US connections) at least ten minutes prior to the start of the call to ensure connection and use 3627758 as conference ID. The presentation can be downloaded from https://investors.torm.com.
There will be a simultaneous live webcast via TORM’s website https://investors.torm.com. Participants should register on the website approximately ten minutes prior to the start of the webcast.
A telephonic replay of the conference call will be available until 15 March 2021 by dialing +44 (0) 333 3009785 (or +1 (866) 331 1332 for US connections) and using 3627758 as your access code.

CONTACT	TORM plc
Morten Agdrup, IR, tel.: +45 3917 9249	Birchin Court, 20 Birchin Lane
Finn Bjarke Petersen, IR, tel.: +45 3917 9225	London, EC3V 9DU, United Kingdom
Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 2 / 22 February 2021	TORM plc to announce full-year 2020 results	Page 1 of 1